15027317

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
JUL 3 0 2015
WASH, DC
196

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~45615~~ 67760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2014 (MM/DD/YY) AND ENDING 05/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weaver Tidwell Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12221 Merit Dr., Suite 1300
(No. and Street)

Dallas	TX	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Sego 972-448-9892
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expy, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Sego, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weaver Tidwell Capital, LLC, as of May 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY BLAKELY
Notary Public, State of Texas
My Commission Expires
July 01, 2019

Signature

CFO/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEAVER TIDWELL CAPITAL, LLC

Report Pursuant to Rule 17a-5(d)

For the Year Ended May 31, 2015

WEAVER TIDWELL CAPITAL, LLC

CONTENTS

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Weaver Tidwell Capital, LLC

We have audited the accompanying statement of financial condition of Weaver Tidwell Capital, LLC (the "Company") as of May 31, 2015, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weaver Tidwell Capital, LLC as of May 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
July 29, 2015

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member:
CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

WEAVER TIDWELL CAPITAL, LLC

Statement of Financial Condition

May 31, 2015

ASSETS

Cash and cash equivalents	$	205,145
Receivable from related party		754
Other assets		1,575
	$	207,474

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Payable to related party	$	1,932
Total liabilities		1,932
Members' equity		205,542
	$	207,474

The accompanying notes are an integral part of these financial statements.

WEAVER TIDWELL CAPITAL, LLC

Statement of Income

For the Year Ended May 31, 2015

Revenues		
Commissions	$	161,302
Advisory oversight fees-related party	$	90,000
Other Income		3,407
		254,709
Expenses		
Employee compensation and benefits		18,000
Occupancy and equipment costs		6,000
Promotional costs		238
Regulatory fees and expenses		8,417
Other expenses		60,046
		92,701
Net Income	$	162,008

The accompanying notes are an integral part of these financial statements.

WEAVER TIDWELL CAPITAL, LLC

Statement of Changes in Members' Equity

For the Year Ended May 31, 2015

Balance at May 31, 2014	$	248,277
Distributions		(204,743)
Net income		162,008
Balance at May 31, 2015	$	205,542

The accompanying notes are an integral part of these financial statements.

WEAVER TIDWELL CAPITAL, LLC
Statement of Changes in Liabilities
Subordinated to the Claims of General Creditors
For the Year Ended May 31, 2015

Balance, May 31, 2014	$	--
Additions		--
Retirements		--
Balance, May 31, 2015	$	--

The accompanying notes are an integral part of these financial statements.

WEAVER TIDWELL CAPITAL, LLC

Statement of Cash Flows

For the Year Ended May 31, 2015

Cash flows from operating activities		
Net income	$	162,008
Adjustments to reconcile net income to net		
cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Receivables from clearing and other broker-dealers		491
Receivable from related party		(104)
Other assets		1,615
Payable to related party		1,932
Net cash provided (used) by operating activities		165,942
Cash flows from investing activities		--
Cash flows from financing activities		
Capital distributions		(204,743)
Net cash provided (used) by financing activities		(204,743)
Net decrease in cash and cash equivalents		(38,801)
Beginning cash and cash equivalents		243,946
Ending cash and cash equivalents	$	205,145

The accompanying notes are an integral part of these financial statements.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Weaver Tidwell Capital, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and operates under (SEC) Rule 15c3-3(k)(2)(i), which provides an exemption from certain requirements of the Customer Protection Rule by requiring the Company to promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker or dealer, and to not otherwise hold funds or securities for or owe money or securities to customers. The Company's customers are located primarily in Texas. W.T. Capital, LLP holds 100% of the Company's membership interests.

Revenue Recognition

The Company receives commission income on the sale of mutual funds and insurance products whose cash value is invested in security products. Securities transactions (and related commission revenue and expenses) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expense is adjusted to a trade date basis.

Income Taxes

No provision for income taxes has been provided since the members report their proportionate share of the Company's taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, most ranging from three to five years from the date of filing. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Statement of Cash Flows

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Recent Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the company expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending May 31, 2019. The Company is currently assessing the potential impact of this ASU on its financial statements.

Going Concern

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about and Entity's Ability to Continue as a Going Concern. Currently there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern. This ASU requires management to assess the entity's ability to continue as a going concern. This guidance is effective for the Company's annual reporting period ending May 31, 2016. Early adoption is permitted. The Company expects no material effect on its financial statements.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At May 31, 2015, the Company had net capital of approximately $203,213 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

Weaver and Tidwell Financial Advisors, Ltd. ("Advisors"), a related party, provides office space, administrative services, information technology, telephone, and other services to the Company. The Company paid Advisors $48,000 for such services during the year ended May 31, 2015. These expenses are reflected in employee compensation and benefits, occupancy and equipment costs, and other expenses in the accompanying statement of operations.

NOTE 3 - RELATED PARTY TRANSACTIONS - Continued

The Company also provided Advisors with advising oversight services and earned revenues of $90,000 for these services during the year ended May 31, 2015.

The Company and various related entities are under common control and the existence of that control may create operating results and financial position significantly different than if the companies were autonomous.

NOTE 4 - CONCENTRATION RISK

At various times during the year ended, the Company may have had cash balances in excess of federally insured limits.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

May 31, 2015

Schedule I

WEAVER TIDWELL CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of May 31, 2015

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 205,542
Deductions and/or charges		
Non-allowable assets:		
Receivable from related party	$ 754	
Other assets	1,575	2,329
Net capital before haircuts on securities positions		203,213
Haircuts on securities positions		--
Net capital		$ 203,213

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Payable to related party	$ 1,932
Total aggregate indebtedness	$ 1,932

Schedule I (continued)

WEAVER TIDWELL CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of May 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 129
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,000
Net capital in excess of minimum required	$ 198,213
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 197,213
Ratio: Aggregate indebtedness to net capital	0.01 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

WEAVER TIDWELL CAPITAL, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of May 31, 2015

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(i).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Members
Weaver Tidwell Capital, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Weaver Tidwell Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Weaver Tidwell Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provisions") and *(b)* Weaver Tidwell Capital, LLC stated that Weaver Tidwell Capital, LLC met the identified exemption provisions throughout the period from June 1, 2014 to May 31, 2015 without exception. Weaver Tidwell Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Weaver Tidwell Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
July 29, 2015

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

weaver

Weaver Tidwell Capital, LLC Exemption Report

Weaver Tidwell Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers") This Exemption Report was prepared as required by 17 C.F.R §240.17a5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [2i]

(2) The Company met the identified exemption precisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

David Sego
FINOP
Weaver Tidwell Capital, LLC

7/29/15
Date

WEAVER TIDWELL CAPITAL, LLC
MEMBER FINRA/SIPC

12221 MERIT DRIVE, SUITE 1400, DALLAS, TX 75251
P: (972) 448 9892 F: (972) 448 9891